SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

**CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934**

Date of Report (Date of earliest event reported): March 14, 2003

THE DIXIE GROUP, INC.
(Exact name of Registrant as specified in its charter)

Tennessee	0-2585	62-0183370
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

345-B Nowlin Lane, Chattanooga, Tennessee	37421
(Address of principal executive offices)	(zip code)

Registrant's telephone number, including area code (423) 510-7010

Item 5. Other Events.

On March 14, 2003, The Dixie Group, Inc. (i) issued $37.0 million of Senior Secured Term Notes, due May 2007; (ii) amended its senior credit facility; and (iii) settled the $50 million obligation that was due in April 2003 to the former shareholders of Fabrica International.

Interest on the senior secured notes is payable monthly in cash at LIBOR plus 10%, or, if LIBOR is unavailable, at a Base Rate plus 8%, in either event not to exceed 14% during the last fifteen months prior the maturity of the notes, plus a 3% per annum PIK Interest Component which is settled quarterly by the addition of the accrued PIK Interest to the notes' principal balance then outstanding, with the outstanding principal and all accrued and unpaid interest due at maturity of the notes on May 13, 2007. The related Note Purchase and Security Agreements provide the purchasers of the Notes with a security interest in substantially all of the Company's assets, both real and personal property. The security interests of the purchasers of the notes are subject to the prior security interests of the lenders under the senior credit facility with the relative rights of those parties being described in an Intercreditor Agreement between the purchasers of the notes and the lenders under the senior credit facility. As is the senior credit facility, the Senior Secured Notes are senior to the Company's senior subordinated debt. The Note Purchase Agreements contain financial covenants including specific ratios related to fixed charges, debt coverage and interest coverage and minimum net worth requirements; and include other covenants which limit future acquisitions, asset dispositions, and capital expenditures and do not permit the payment of dividends.

The Fabrica obligation was settled through a cash payment to the former shareholders on March 14, 2003 of $49,784,000, reflecting an early payment discount of $216,000.

The amended senior credit facility reduces the revolving credit loan commitments to $90 million and increases amounts that can be borrowed under the Company's borrowing base formula by approximately $10 million. It also reissues a term loan for the outstanding balance of the existing term loan and includes an additional term loan of approximately $4.5 million, bringing the balance of the term loan portion of the facility to approximately $38.3 million. After completing the transactions, including payment of the Fabrica obligation, the Company's unused borrowing capacity under its new credit arrangements was approximately $19.4 million.

Item 7.   Exhibits.

  a. Exhibits.

(4.1)   Note Purchase Agreement and Form of Senior Secured Notes due 2007, dated March 14, 2003 by and among The Dixie Group, Inc., the Purchasers of the Notes and Tennenbaum Capital Partners, LLC (as Collateral Agent for such Purchasers).

(4.2)   Security Agreement, dated March 14, 2003 by and among The Dixie Group, Inc., Fabrica International, Bretlin, Inc., Candlewick Yarns, Inc., Chroma Technologies, Inc., Dixie Group Logistics, Inc., and Tennenbaum Capital Partners, LLC (as Collateral Agent).

(4.3)   Intercreditor Agreement, dated as of March 14, 2003, by and between Fleet Capital Corporation, in its capacity as administrative and collateral agent, and Tennenbaum Capital Partners, LLC, as collateral agent.

(4.4)   Fourth Amendment, dated as of March 14, 2003, to Loan and Security Agreement dated May 14, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 18, 2003   **THE DIXIE GROUP, INC.**

By: /s/ Gary A. Harmon
Gary A. Harmon
Chief Financial Officer